June 9, 2025

Andrew E. Page
Chief Financial Officer
Amer Sports, Inc.
149 Fifth Avenue, 9th Floor
New York, New York 10010

       Re: Amer Sports, Inc.
           Form 20-F for The Fiscal Year Ended December 31, 2024
           Filed March 7, 2025
           File No. 001-41943
Dear Andrew E. Page:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for The Fiscal Year Ended December 31, 2024
Item 5. Operating and Financial Review and Prospects
Non-IFRS Financial Measures, page 94

1. We note the measure you identify as EBITDA includes several adjustments in addition to the items specifically identified by the acronym. Please revise future filings to present all adjustments not specifically identified by the acronym below
       EBITDA such that those adjustments are only included in the determination of
       Adjusted EBITDA. Refer to Question 103.01 of the Compliance &
Disclosures
       Interpretations on Non-GAAP Financial Measures. This comment is also applicable to your presentation of EBITDA and Adjusted EBITDA in Form 6-Ks.
2.     We note the Purchase Price Adjustment in your determination of Adjusted
Net
       Income (Loss) appears to result in you excluding amortization and depreciation on fair value adjustments of intangible and tangible assets from Amer Sports' acquisition in
       2019. It appears to us that this adjustment results in presenting a non-IFRS financial measure that substitutes individually tailored recognition and measurement methods,
 June 9, 2025
Page 2

       given you exclude partial amortization and depreciation related to the step-up in fair value of intangible and tangible assets acquired in a business combination which essentially removes the impact of the acquisition method of accounting. Please revise future filings to remove this adjustment or more fully explain to us each component of the adjustment, how each amount was determined, and why you believe the adjustment is appropriate and complies with Question 100.04 of the
Compliance
       & Disclosures Interpretations on Non-GAAP Financial Measures. This comment is also applicable to Purchase Price Adjustments related to this measure and several additional non-IFRS financial measures presented in your Form 6-Ks. Item19. Exhibits, page 151

3. We note the officer certifications included in Exhibits 12.1 and 12.2 exclude the introductory language in paragraph 4 regarding the officers' responsibilities for establishing and maintaining internal control over financial reporting. Please revise future filings to ensure each Section 302 certification includes all the prescribed language set forth in paragraph 12 of the "Instructions as to Exhibits" of Form 20-F.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing